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                                                                   EXHIBIT _____

                         AMENDMENT TO RIGHTS AGREEMENT
                            DATED NOVEMBER 16, 1995
                                    BETWEEN
                              MASLAND CORPORATION
                                      AND
                        MELLON SECURITIES TRUST COMPANY,
                                AS RIGHTS AGENT


         Pursuant to Sections 26 and 28(b) of the Rights Agreement, dated November 16, 1995, between Masland Corporation and Mellon Securities Trust Company, as Rights Agent ("Rights Agreement"), and in accordance with the authority granted by the Board of Directors of Masland Corporation (the "Company") at its special meeting held on May 23, 1996, the Rights Agreement is hereby amended as follows:

         1. The definition of "Acquiring Person" in SECTION 1 of the Rights Agreement is hereby deleted in its entirety and the following definition is inserted in its stead:

                 "Acquiring Person" shall mean any Person who or which, alone or together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include (a) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any of its Subsidiaries, or any Person holding Common Shares for or pursuant to the terms of any such employee benefit plan, (b) Lear Corporation, a Delaware corporation ("Lear"), or any subsidiary or affiliate of Lear, and any transaction contemplated under the Agreement and Plan of Merger, dated May 23, 1996, by and between the Company, Lear, and PA Acquisition Corp. (the "Agreement"), including, but not limited to, the purchase of Shares pursuant to the Offer or Merger and Stockholders Agreement (as said terms are defined in the Agreement) or (c) any such Person who has become such a Beneficial Owner solely because (i) of a change in the aggregate number of Common Shares outstanding since the last date on which such Person acquired Beneficial Ownership of any Common Shares or (ii) it acquired such Beneficial Ownership in the good faith belief that such acquisition would not (x) cause such Beneficial Ownership to equal or exceed 15% of the Common Shares then outstanding and such Person relied in good faith in computing the percentage of its Beneficial Ownership on publicly filed reports or documents of the Company which are inaccurate or
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                 out-of-date or (y) otherwise cause a Distribution Date or the adjustment provided for in Section 11(a) to occur. Notwithstanding clause (c) of the prior sentence, if any Person that is not an Acquiring Person due to such clause (c) does not reduce its percentage of Beneficial Ownership of Common Shares to less than 15% by the Close of Business on the fifth Business Day after notice from the Company (the date of notice being the first day) that such Person's Beneficial Ownership of Common Shares so equals or exceeds 15%, such Person shall, at the end of such five Business Day period, become an Acquiring Person (and such clause (c) shall no longer apply to such Person). For purposes of this definition, the determination of whether any Person acted in "good faith" shall be conclusively determined by the Board of Directors of the Company, acting by a vote of those directors of the Company whose approval would be required to redeem the Rights under Section 24.

         2. SECTION 3(b) of the Rights Agreement is hereby deleted in its entirety and the following SECTION 3(b) is inserted in its stead:

                 (b) Until the earlier of (i) such time as the Company learns that a Person has become an Acquiring Person or (ii) the Close of Business on such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer by any Person (other than the
                 Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any of its Subsidiaries, any Person holding Common Shares for or pursuant to the terms of any such employee benefit plan, or Lear Corporation, a Delaware corporation ("Lear"), or any subsidiary or affiliate of Lear, and the transactions contemplated under the Agreement and Plan of Merger, dated May 23, 1996, by and between the Company, Lear, and PA Acquisition Corp. (the "Agreement"), including, but not limited to, the purchase of Shares pursuant to the Offer of Merger and the Stockholders Agreements [as such terms are defined in the Agreement]) for outstanding Common Shares if upon consummation of such tender or exchange offer such Person could be the Beneficial Owner of 15% or more of the outstanding Common Shares (the Close of Business on the earlier of such dates being the "Distribution Date"), (x) the
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                 Rights will be evidenced by the certificates for Common Shares registered in the names of the holders thereof and not by separate Right Certificates and (y) the Rights, including the right to receive Right Certificates, will be transferable only in connection with the transfer of Common Shares. As soon as practicable after the Distribution Date, the Rights Agent will send, by first-class, postage-prepaid mail, to each record holder of Common Shares as of the Distribution Date, at the address of such holder shown on the records of the Company, a Right Certificate evidencing one whole Right for each Common Share (or for the number of Common Shares with which one whole Right is then associated if the number of Rights per Common Share held by such record holder has been adjusted in accordance with the provision in Section 3(a)). If the number of Rights associated with each Common Share has been adjusted in accordance with the provision in Section 3(a), at the time of distribution of the Right Certificates, the Company may make any necessary and appropriate rounding adjustments so that Right Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Right in accordance with Section 15(a). As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

         3. The Rights Agreement is hereby further amended by the insertion of the following new Section after SECTION 32:

                 SECTION 33. Nothing in this Rights Agreement shall be applicable to, or restrictive of, the Agreement and Plan of Merger, dated May 23, 1996, by and between the Company, Lear Corporation ("Lear"), PA Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Lear (the "Agreement"); the purchase of Shares pursuant to the Offer of Merger contemplated under the Agreement; or the consummation of the transactions contemplated by said Agreement, including, but not limited to, the execution of any Stockholders Agreements (as such terms are defined in the Agreement) required under the Agreement; nor shall the consummation of the Merger or any of the transactions contemplated under the Agreement cause the Distribution Date to occur or the Rights provided hereunder to become exercisable.
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         Except as specified above in this Amendment, all other provisions of the Rights Agreement shall continue in full force and effect, and together with the amended and supplemental provisions set forth herein, shall constitute the Rights Agreement, dated as of November 16, 1995, as amended, between Masland Corporation and Mellon Securities Trust Company, as Rights Agent.

         IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has set his hand this 23rd day of May, 1996.



                                              MASLAND CORPORATION



                                              By:___________________________